Exhibit 99.1

STEAKHOLDER FOODS LTD

Steakholder Foods Ltd.

Unaudited Condensed Consolidated Financial Statements As At June 30, 2025

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,377	1,260
Marketable securities (including related parties)	48	102
Assets held for disposal	441	-
Prepaid expenses and other current assets	245	411

Total current assets	2,111	1,773

NON-CURRENT ASSETS:
Restricted deposits	13	314
Long-term loan	54	54
Convertible loan	1,747	-
Right-of-use asset	-	2,788
Property and equipment, net	1,933	2,858

Total non-current assets	3,747	6,014

Total Assets	5,858	7,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	727	927
Other liabilities	103	192
Trade payables	43	166
Current lease liability	-	386

Total current liabilities	873	1,671

NON-CURRENT LIABILITIES

Convertible loan	874	-
Long term lease liability	-	2,069

Total non-current liabilities	874	2,069

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY
Ordinary shares – no par value, Authorized 5,000,000,000 shares. Issued and outstanding 915,704,159 and 349,603,759 at June 30, 2025 and December 31, 2024, respectively	-	-
Receivables on account of shares	(122)	-
Additional paid in capital	86,774	82,744
Accumulated deficit	(82,541)	(78,697)

Total shareholders' equity	4,111	4,047

Total liabilities and shareholders' equity	5,858	7,787

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2025	2024

Research and development	1,158	1,641
Marketing	363	576
Marketing with related party	-	143
General and administrative	1,924	2,002

Total operating loss	3,445	4,362

Financial expenses (income), net	193	(41)
Other expenses	206	14

Total comprehensive loss	3,844	4,335

Net loss per share – basic and diluted	0.0071	0.011
Weighted average shares outstanding – basic and diluted	544,608,702	398,123,569

The accompanying notes are an integral part of the condensed consolidated financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except per share data)

	Ordinary Shares		Receivables on account	Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Value(*)	of shares	Capital	deficit	Equity
Balance as of December 31, 2024	349,603,759	-	-	82,744	(78,697)	4,047

Share-based compensation	20,645,500	-	-	184	-	184
Issuance of shares and warrants, net	527,987,700	-	(122)	3,686	-	3,564
Issuance of shares according to the ATMOA	17,467,200		-	160	-	160
Net loss for the period	-	-	-	-	(3,844)	(3,844)
Balance as of June 30, 2025	915,704,159	-	(122)	86,774	(82,541)	4,111

(*)	No par value

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Value(*)	Capital	deficit	Equity
Balance as of December 31, 2023	251,756,047	-	76,058	(70,176)	5,882

Share-based compensation	6,050,080	-	233	-	233
Exercise and issuance of warrants, net	24,440,000	-	5,985	-	5,985
Net loss for the period	-	-	-	(4,335)	(4,335)
Balance as of June 30, 2024	282,246,127	-	82,276	(74,511)	7,765

(*)	No par value

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:

Net Loss	(3,844)	(4,335)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	481	228
Change in fair value of marketable securities (including related parties)	36	109
Reduction in the carrying amount of right of use assets	2,788	209
Change in operating lease liabilities	(2,480)	(205)
Share-based compensation	184	90
Loss on Disposal of Fixed Assets	3	-
Share-based compensation with related party	-	143
Decrease ( increase) in prepaid expenses and other current assets	176	(258)
Other expenses	-	14
Foreign exchange gain or losses	46	(59)
Non-cash finance expenses	160	-
increase (decrease) in trade payables	(4)	218
Decrease in other liabilities	(97)	-
Interest income	(7)	-
Interest expenses	4	-
Decrease in accounts payables and accruals	(261)	(530)

Net cash used in operating activities	(2,815)	(4,376)

Cash flows from investing activities:

Acquisition of fixed assets	(74)	(344)
Decrease (increase) in restricted deposit	312	(7)
Proceeds from realization of property and equipment	22	28
Grant of short-term loan	-	(52)
Investment in convertible loan	(1,740)	-
Investment in marketable securities (including related parties)	22	-

Net cash used in investing activities	(1,458)	(375)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	3,677	-
Issuance costs	(183)	(619)
Proceeds from issuance and exercise of warrants	-	6,604
Proceeds from convertible loans	870	-
Net cash provided by financing activities	4,364	5,985

Effect of exchange rate changes on cash and cash equivalents	26	(46)
Increase in cash and cash equivalents	117	1,188

Cash and cash equivalents, beginning of the year	1,260	4,248
Cash and cash equivalents end of the period	1,377	5,436

Supplemental disclosure of cash flow information:
Non-cash purchase of property and equipment	-	91
Non-cash Issuance costs	5	-
Receivables on account of shares	122	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL

a.	Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market (Nasdaq), listing American Depositary Shares (ADSs), each representing one hundred (100) ordinary shares of no par value, for trade under the ticker STKH, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 5 David Fikes St., Rehovot, Israel. In July 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

b.	The Company is developing and selling two types of 3D-printing production machines, plant-based premix blends and plant-based products that aim to replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. Also, the Company is exploring the integration of cultivated cells, preparing for future advancements in food technology. The Company believes that its alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

c.	Since its inception, the Company has incurred significant losses and negative cash flows from operations and as of June 30, 2025, has an accumulated deficit of USD 82,541 thousand. The Company has financed its operations mainly through fundraising from various investors. The Company’s management expects that the Company may continue to generate losses and negative cash flows from operations for the foreseeable future. In considering the Company’s expected cash usage, the Company’s cash balance as of June 30, 2025, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months, which raises substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including capital inflows from strategic partnerships or additional investment funding (See also Note 3 and Note 11). There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operations. If the Company is unsuccessful in securing sufficient financing, it may need to cease operations. The condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

d.	Since October 2023, Israel has been in a state of war, which escalated in June 2025 before a ceasefire was reached. Some employees were called to reserve duty; however, our product and business development activities remain on track. The situation remains volatile, and its duration and impact are uncertain. The Company has not identified any material adverse effect on its operations or financial statements as of June 30, 2025.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation:

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s 2024 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The results of operations for the six months ended June 30, 2025 shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2025.

STEAKHOLDER FOODS LTD

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.	Use of Estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. The accounting and measurement estimates that require management’s subjective judgments include, but are not limited to, those related to share-based compensation, and the fair value measurement of financial instrument at each reporting period. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

The Company classifies the Any Market Purchase Agreements (ATMOA) entered (see Note 3B) as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own stock.

The Company classifies assets as held for sale (see Note 4A) when management commits to a formal plan to actively market the assets at a reasonable price relative to fair value, the assets are available for immediate sale in their current condition, an active program to locate a buyer and complete the transaction has been initiated, the sale is expected to be completed within one year, with no significant changes anticipated to the plan. Once designated as held for sale, the Company records the assets at the lower of their carrying value or estimated fair value, less costs to sell, ceases depreciation and amortization, and reassesses their fair value each reporting period until disposal.

C.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, Convertible loan and marketable securities.

For cash and cash equivalents and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed government-insured limits. The Company maintains its cash and cash equivalents and restricted deposits with financial institutions that management believes is of high credit quality and has not experienced any losses on these accounts.

D.	Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statement for the year ended December 31, 2024.

NOTE 3 – SHAREHOLDERS’ EQUITY

A.

On February 27, 2025, the Company entered into a securities purchase agreement (the “SPA”) with a certain investor (“the Investor”), whereby the Investor purchased, following true-up adjustment: (i) 38,532 ADSs, each representing one hundred (500) ordinary shares, no par value, at a final offering price of $5.6955 per ADS, (ii) warrants to purchase up to 219,472 ADSs with an exercise price of $10.00 per ADS, and (iii) pre-funded warrants to purchase up to 180,940 ADSs, where the purchase of ADSs pursuant to the SPA would have otherwise resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding ADSs immediately following the consummation of the SPA. The Investor purchased each pre-funded warrant for $5.695. The gross proceeds were approximately $1.25 million, and the net proceeds were approximately $1.2 million. Issuance costs were recognized as a reduction in equity. Each of the pre-funded warrants is exercisable for one ADS at an exercise price of $0.0005 per ADS, is immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The warrants and pre-funded warrants were classified as equity.

B.	On February 27, 2025, the Company entered into an At-the-Money Offering Agreement (“ATMOA”) with the Investor, establishing an $8 million equity line of credit (the “Commitment Amount”) with the Investor. Pursuant to the ATMOA, the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor is obligated to purchase upon notification, up to $0.5 million in ADSs (unless mutually agreed on an amount of up to $3 million) at any one time, and $8 million in total over the duration of the ATMOA. The purchase price in respect of any purchase notice shall equal 6% less than the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder.

STEAKHOLDER FOODS LTD

NOTE 3 – SHAREHOLDERS’ EQUITY (CONT.)

In April 2025, in consideration for the Investor’s execution and delivery of the ATMOA, the Company paid the Investor 34,934 ADSs, as a commitment fee equal to two percent of the Commitment Amount (based on the dollar volume-weighted average price of the ADSs preceding the issuance date). Accordingly, financing expenses of $160 thousand were recognized as an increase in Additional Paid-In Capital.

The ATMOA cannot be used to the extent that it would require the allocation of ADSs, if those ADSs, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Investor and its affiliates, would result in the Investor and its affiliates having beneficial ownership of more than 4.99% of the voting power of the Company and the number of ordinary shares and ADSs outstanding immediately after their allocation.

The ATMOA will automatically terminate on the earlier of (i) June 30, 2026; (ii) the date on which the ADSs cease trading on the Nasdaq; and (iii) the date on which the Investor has purchased $8 million worth of ADSs pursuant to the ATMOA.

C.	From January 1, 2025 through June 30, 2025, the Company sold 522,017 ADSs under its At-the-Market offering, generating gross proceeds of approximately $1.7 million and net proceeds of approximately $1.62 million of which $0.12 million were received after the cut-off date, after deducting underwriter fees of approximately $0.08 million. Since July 1, 2025, the Company has sold an additional 143,002 ADSs under the At-the-Market offering, resulting in gross proceeds of approximately $0.5 million and net proceeds of approximately $0.48 million, after deducting underwriter fees of approximately $0.02 million.

D.	On April 28, 2025, the Company effected an adjustment to the ratio of ordinary shares to American Depositary Shares (“ADSs”) at a ratio of 5:1, such that after the ratio adjustment was effected, every 5 ADSs were consolidated into 1 ADS and each ADS now represents five hundred (500) ordinary shares, instead of one hundred (100) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the condensed consolidated interim financial statements and notes thereto have been adjusted for all periods presented to give effect to this adjustment to the ratio of ordinary shares to ADSs.

The table below summarizes the Company’s equity securities in ADS terms, as of June 30, 2025:

	Warrants outstanding as of June 30, 2025	Exercise price in USD	Expiration date
Pre-funded warrants (*)	-	0.01	-
Shares in abeyance	-	-	-
Ordinary warrants	825,507	10-62.50	3-4.6 years
Total outstanding	825,507	-	-

(*)	During the six months ended June 30, 2025, 180,940 ADS pre-funded warrants were exercised.

NOTE 4 – EVENT DURING THE PERIOD

A.

On March 20, 2025, as part of the Company’s cost-reduction strategy, the Company signed an amendment to the lease agreement (amendment lease agreement) in regards with the lease agreement of the laboratory and offices of the Company, originally signed in 2021. The original lease was signed for a four-year term with an option to extend the lease for an additional four-year term. According to the amendment lease agreement, a third party will take over the lease agreement from the Company and the Company will sublease the property from March through November 2025 in a reduced amount, effectively reducing the Company’s rental expenses by about 50%. As such the right-of-use asset and the lease liability, which were valued at USD 2.8 million and USD 2.4 million, respectively, as of December 31, 2024, are not presented as of the balance sheet date. The Company had no penalty in regards to the early termination of the original lease due to the replacement of the third party as the lessee in the original lease agreement. In addition, under the terms of the amendment lease agreement, certain assets, primarily leasehold improvements and some furniture, are to be sold by the Company to the third party. As a result, the Company classified USD 441 thousand as assets held for disposal as of June 30, 2025.

On July 9, 2025, the Company established a bank guarantee in connection with the sublease agreement, backed by a restricted deposit of USD 189 thousand. As the restricted deposit was made subsequent to June 30, 2025, no restricted cash was recognized in the accompanying financial statements.

STEAKHOLDER FOODS LTD

NOTE 4 – EVENT DURING THE PERIOD (CONT.)

B.	On June 5, 2025, the Company entered into a securities purchase agreement with Gefen Capital Investments LP – Series Twine for a private placement of 124,286 ADSs at $7.00 per ADS, raising gross proceeds of $870,000. The placement closed on June 10, 2025. Proceeds are designated for funding Twine Solutions Ltd. under a convertible loan agreement.

On the same date, the Company entered into a $870,000 convertible loan agreement with D.B.W. Holdings (2005) Ltd., bearing 8% annual interest and maturing on May 30, 2027. If the Company acquires all of Twine’s share capital by August 30, 2025 (or within a 30-day extension), the loan will convert into ADSs at $7.00 per share. Otherwise, it remains repayable at maturity. The Company also committed to register the resale of conversion shares.

Additionally, the Company provided Twine with a $1.74 million convertible loan, bearing 8% interest and maturing on August 31, 2025 (extendable by 30 days). If the acquisition is completed before maturity, the Company may convert the loan into Twine Series BB Preferred Shares at $0.02079 per share. If not, the loan converts automatically at maturity. All agreements include customary terms and conditions.

On June 5, 2025, the Company entered into a non-binding memorandum of understanding with Twine with respect to the Acquisition Transaction. The Acquisition Transaction remains subject to final due diligence, definitive agreements, approval by the Company’s shareholders at a general meeting and customary closing conditions.

NOTE 5 – ACCOUNT PAYABLES AND ACCRUALS

	June 30,	December 31,
	2025	2024
Accrued expenses	266	394
Employee benefits	451	523
Other	10	10
	727	927

NOTE 6 – FAIR VALUE MEASUREMENT

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), that defines fair value and establishes a framework for measuring and disclosing fair value. The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

STEAKHOLDER FOODS LTD

NOTE 6 – FAIR VALUE MEASUREMENT (CONT.)

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Six months ended June 30, 2025
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	$48	$48	$-	$-

	Year ended December 31, 2024
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	$102	$102	$-	$-

The Company re-measured the asset using a Level 1 fair value measurement, as its prices are quoted in an active market.

ATMOA

The Company’s At-the-Market Offering Agreement (ATMOA), as described in Note 3B, is, in substance, a purchased call option over the Company’s own shares. Accordingly, the ATMOA has no substantial fair value until shares are sold under the agreement. Upon the sale of shares under the ATMOA, the difference between the cash proceeds received (net of transaction costs) and the closing price of the Company’s ordinary shares on the date of issuance is recognized as financing income or expense. As of June 30, 2025, the fair value of the ATMOA is zero.

Fair value gain and losses arising from the ATMOA are measured with reference to the spot price of the Company’s shares sold, less consideration receivable from the ATMOA Investor.

NOTE 7 – SEGMENT REPORTING

The Company operates and manages its business as one reportable and operating segment - development and sales of 3D printing production machines and plant-based products. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker uses consolidated operating loss and net loss to measure segment profit or loss, allocate resources, and assess performance.

To make operating decisions, the CODM examines, within each operational function, the payroll and employee benefits. The accounting policies of the development and sales of 3D printing production machines and plant-based products segment are the same as those described in the summary of significant accounting policies. The CODM does not examine the segment’s assets.

The following table presents the operations for the reportable segment during the six months ended June 30, 2025 and 2024 (in thousands):

	Six months ended June 30,
	2025	2024
Research and development - Payroll and Employee benefits	779	1,126
Marketing - Payroll and Employee benefits	262	249
General and administrative - Payroll and Employee benefits	392	565
Depreciation and amortization expenses	481	228
Share-based compensation expenses	184	233
Other operating expenses (*)	1,347	1,961
Total operating expenses	3,445	4,362

Loss from marketable securities	36	109
Interest income	(13)	(122)
Other financial expenses (income), net	170	(28)
Other expenses	206	14
Loss for the year	3,844	4,335

(*)	Other operating expenses include materials, directors and officers insurance, public relations and advertising, consulting and professional services, corporate costs and facility costs.

STEAKHOLDER FOODS LTD

NOTE 8 – SHARE-BASED COMPENSATION

The Company has adopted a share-based compensation plan, the 2022 Share Incentive Plan (the Plan), from which share-based compensation awards can be granted to employees, directors and consultants. As of June 30, 2025, there were 206,337 ADSs authorized for issuance and not yet issued under the Plan.

The Company has issued stock option and restricted share unit (RSU) awards to management, other employees, consultants, and directors. These awards generally vest ratably over a three-year period and the option awards expire after a term of five years or four years from the date of grant. The Company’s option and RSUs awards have vesting conditions based on service periods. During the first six months of 2025, the Company allocated RSUs vesting into 1,500 ADSs to an officer. In addition, the Company allocated 37,197 ADSs to employees in lieu of annual bonuses.

The fair value of the Company’s stock options granted to a consultant for the six months ended June 30, 2024 were estimated using the following assumptions:

2024
Expected volatility	91.04%
Risk free interest rate	4.73%
Expected dividend	0%
Expected term (in years)	5 years

The expected volatility was determined on the basis of a weighted average share price volatility of the Company, as well as similar companies, for a period equal to the share options expected terms. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. Share price was determined according to quoted share prices on Nasdaq.

Transactions related to the grant of options to employees, directors and consultant under the Company’s options plan during the six months ended June 30, 2025 were as follows:

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2025	8,698,270	0.6	5.3	0.02

Expired	(771,000)	0.64	-	-
Outstanding at June 30, 2025	7,927,270	0.06	5.3	0.02
Vested and expected to vest at end of period	7,927,270	0.06	5.3	-
Exercisable at June 30, 2025	7,927,270	0.06	5.3	-

Transactions related to restricted share units (RSUs) during the six months ended June 30, 2025, were as follows:

	Number of RSU and PSU	Weighted average grant date fair value (USD)
Outstanding at January 1, 2025	6,406,300	0.04
Granted	19,348,500	0.01
Vested	(20,645,500)	0.01
Forfeited	(410,800)	0.07
Outstanding at June 30, 2025	4,698,500	0.04

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2025 and 2024 amounted for approximately USD 184 thousand and USD 233 thousand, respectively.

STEAKHOLDER FOODS LTD

NOTE 9 - BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

The Company follows FASB ASC 260, Earnings Per Share (“ASC 260”), which requires the reporting of both basic and diluted earnings per ordinary share. Earnings per share (“EPS”) is calculated using the weighted average number of ordinary shares outstanding during each period.

Basic earnings per share is computed by dividing net loss from continuing operations and net loss from discontinued operations attributable to ordinary shareholders by the weighted-average number of ordinary shares, including (i) pre-funded warrants to purchase ordinary shares, outstanding for the period because their exercise requires only little or no consideration. (ii) shares held in abeyance because there is no consideration required for delivery of the shares.

Diluted net loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period determined using the treasury-share and if-converted methods, as applicable. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be anti-dilutive.

A reconciliation of net loss available to ordinary shareholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):

	Six months ended June 30,
	2025	2024

Net loss attributable to ordinary shareholders	3,844	4,335

Weighted-average shares used in computing net loss per share, basic and diluted	544,608,702	398,123,569

Net loss per share, basic and diluted	0.0071	0.011

In computing diluted loss per share for the six months ended June 30, 2025 and 2024, no account was taken of the potential dilution that could occur upon the exercise of warrants, conversion of convertible loan, options granted under employee stock compensation plans, and contingently issuable shares, amounting to 487,798,059 and 322,195,110 shares outstanding, respectively, since they had an anti-dilutive effect on net loss per share.

NOTE 10 – RELATED PARTY BALANCES AND TRANSACTIONS

The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus). In the six months ended June 30, 2025 and 2024, the Company incurred net expenses of USD 358 thousand and USD 485 thousand, respectively, for directors fees and share-based compensation in the condensed consolidated interim financial statement of comprehensive loss.

Mr. Kaufman, CEO of the company, and Yaron Kaiser, Chairman, are also founding partners of BlueOcean Sustainability Fund, LLC, doing business as BlueSoundWaves which provides the Company with marketing, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which are recognized as share-based payments expenses. In the six months ended June 30, 2024, the Company incurred net marketing expenses of USD 143 thousand, to this related party.

STEAKHOLDER FOODS LTD

NOTE 11 – SUBSEQUENT EVENTS

A.	On July 16, 2025, the Company offered and sold in a public offering on a best efforts basis (the “Offering”) (i) 184,174 ADSs, (ii) 2,196,780 pre-funded warrants to purchase up to 2,196,780 ADSs (the “Pre-Funded Warrants”), and (iii) 2,380,954 warrants to purchase up to 2,380,954 ADSs (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined public offering price of $1.05 per ADS and accompanying Common Warrant, and $1.04 per Pre-Funded Warrant and accompanying Common Warrant. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) were approximately $2.5 million, and net proceeds were approximately $2.04 million, after deducting the fees and expenses of H.C. Wainwright & Co., LLC, which acted as the sole placement agent (the “Placement Agent”) and other offering expenses payable by the Company. The Offering closed on July 17, 2025.

The Pre-Funded Warrants were exercisable at any time at an exercise price of $0.01 per ADS and have been exercised as of the date hereof. The Common Warrants have an exercise price of $1.05 per ADS, are immediately exercisable, and expire on the five-year anniversary of the date of issuance.

The Placement Agent acted on a “best efforts” basis, in connection with the Offering. The Company issued to the Placement Agent or its designees 166,667 warrants to purchase up to 166,667 ADSs, representing 7.0% of the sum of the ADSs and Pre-Funded Warrants sold in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Common Warrants issued and sold in the Offering, except that the Placement Agent Warrants have an exercise price of $1.3125 per ADS (representing 125% of the combined public offering price per ADS and accompanying Common Warrant) and will expire on July 16, 2030.